Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 30, 2020

Eldorado Gold Announces Voting Results from Annual Meeting of Shareholders

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that all director nominees, as listed in the Management Proxy Circular dated March 17, 2020, were elected as directors of Eldorado at the Company’s Annual Meeting of Shareholders (the “Meeting”) held on April 30, 2020, in Vancouver, British Columbia.

As previously announced by the Company, after almost 14 years on the Board, Geoffrey Handley did not stand for re-election to the Company's Board. The Company thanks Geoff for his years of dedicated service.

"We would like to thank our shareholders for their ongoing feedback and support," said George Albino, Chair of Eldorado Gold's Board of Directors. "As Chair, I look forward to continuing to build long-term shareholder value as we turn our sights to build on our solid foundation and grow our business safely and sustainably. Further, I would like to thank Geoff for his counsel and years of service to the Company, and extend a warm welcome to Catharine Farrow."

Election of Directors
Directors	Votes For	Votes Withheld	Outcome
George Albino	88,787,841	1,194,900	Elected
	98.67%	1.33%
George Burns	89,213,315	769,427	Elected
	99.14%	0.86%
Teresa Conway	89,134,919	847,823	Elected
	99.06%	0.94%
Catharine Farrow	89,431,359	551,383	Elected
	99.39%	0.61%
Pamela Gibson	89,124,451	858,291	Elected
	99.05%	0.95%
Michael Price	89,294,277	688,465	Elected
	99.23%	0.77%
Steven Reid	89,142,997	839,745	Elected
	99.07%	0.93%
John Webster	89,290,210	692,532	Elected
	99.23%	0.77%

At the Meeting, shareholders of the Company also approved:

●
The appointment of auditors;

●
Setting the auditors pay; and

●
The advisory resolution on executive compensation.

Voting results on each resolution are detailed below and can also be found in the Company’s final Report on Voting Results as filed on SEDAR (www.sedar.com). All resolutions were conducted by ballot.

Appointment of Auditor
Votes For	Votes Withheld	Outcome
104,931,739 99.10%	957,396 0.90%	Carried

Setting Auditor’s Pay
Votes For	Votes Against	Outcome
104,672,938 98.85%	1,216,196 1.15%	Carried

Non-Binding Advisory Vote on Executive Compensation
Votes For	Votes Against	Outcome
86,370,032 95.99%	3,612,708 4.01%	Carried

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com